November 1, 2005

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010

Re:	Radiologix, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-15861

Dear Mr. Rosenberg:

The following are Radiologix, Inc.’s (the “Company’s”) supplemental responses to the comments of the staff of the Commission’s Division of Corporation Finance in its letter to Michael N. Murdock, Senior Vice President and Chief Financial Officer of Radiologix, dated July 13, 2005, with respect to Radiologix’s 2004 Annual Report on Form 10-K. These supplemental responses are a result of two phone conversations I had with Ms. Keira Ino of your office, in which Ms. Ino requested additional information on some of the Company’s initial responses.

For convenience, the staff’s initial comments and the Company’s initial responses are stated below in their entirety, in italics. The Commission’s supplemental comments are in bold. The Company’s supplemental responses are set out immediately thereafter.

1.	Initial Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 25

It is unclear based on your discussion related to your operating cash flows what resulted in the decrease in the current period. Please explain to us in greater detail the activities that generate and use cash in operations. Include which of these activities specifically caused the significant changes in the current period. Please note that a reiteration of the cash flow statement is not sufficient to this end. Also include a discussion of what resulted in the significant changes to your days’ sales outstanding in accounts receivable between these periods.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

Initial Response:

Our operating cash flows are primarily impacted by the amount of service fee revenue we generate and ultimately collect, offset by the amount and timing of our payment obligations for resources used to generate service fee revenues, such as costs for payroll, supplies, equipment operating leases, equipment maintenance contracts, equipment repairs, utilities, facility rent, marketing, interest and general and administrative costs.

In 2004, the primary reasons for our decrease in operating cash flows relative to the comparable period in 2003 were: (1) higher costs of services in 2004 compared to 2003 resulting in a lower gross profit in 2004, as discussed on pages 20 and 21 in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) of our 2004 Form 10-K; (2) substantially higher corporate general and administrative costs as described on page 21 in Item 7 in our 2004 MD&A of our 2004 Form 10-K; (3) higher estimated federal and state tax payments in 2004; and (4) higher payments made for federal income taxes and physician technical bonuses in 2003 compared to 2004 and 2002.

Our days sales outstanding decreased as a result of: (1) the $9.1 million charge we recorded in the 2004 fourth quarter, which increased contractual adjustments and correspondingly decreased service fee revenue and accounts receivable at December 31, 2004; and (2) our reduced denial rates and overall improved collections in fiscal 2004.

Supplemental Comment:

Ms. Ino requested that the above response be written in a format that could be included in Form 10-K filings.

Supplemental Response:

The following paragraphs would be included in future Form 10-K filings under the Management and Discussion and Analysis section entitled “Liquidity and Capital Resources:”

“Net cash flow from operating activities for the year ended December 31, 2004 of $27.3 million decreased from $36.6 million for the same period in 2003. Our operating cash flows are primarily impacted by the amount of service fee revenue we generate and ultimately collect, offset by the amount and timing of our payment obligations for resources used to generate service fee revenues, such as costs for payroll, supplies, equipment operating leases, equipment maintenance contracts, equipment repairs, utilities, facility rent, marketing, interest and general and administrative costs.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

In 2004, the primary reasons for our decrease in operating cash flows relative to the comparable period in 2003 were (1) higher costs of services in 2004 compared to 2003 resulting in a lower gross profit in 2004, as discussed in the “Comparable results” section contained in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, (2) substantially higher corporate general and administrative costs (also described in the “Corporate results” section contained in Item 7), (3) higher estimated federal and state tax payments in 2004 and (4) higher physician technical bonuses in 2003 compared to 2004 and 2002.

Our days sales outstanding on accounts receivable decreased from 73 days at December 31, 2002 to 63 days at December 31, 2003 and to 48 days at December 31, 2004. We calculate days sales outstanding by dividing accounts receivable, net of allowances, by the three-month average revenue per day. Our days sales outstanding decreased in 2004 as a result of (1) the $9.1 million charge we recorded in the 2004 fourth quarter, which increased contractual adjustments and correspondingly decreased service fee revenue and accounts receivable at December 31, 2004 and (2) our reduced denial rates and overall improved collections in fiscal 2004.”

2.	Initial Comment:

Critical Accounting Policies, page 26

Revenue Recognition, Contractual Allowances, and Allowances for Doubtful Accounts, page 26

Please describe to us in greater detail the comprehensive “retrospective collection analysis of [your] accounts receivable” that took place in the fourth quarter of 2004. Include a discussion of how this allowed you to feel comfortable with the amounts recorded as accounts receivable at year-end. Also explain how you determined that the $9.1 million charge in the fourth quarter was appropriate.

Initial Response:

Prior to using the retrospective collection analysis model, the Company utilized a “Payment Versus Revenue” or “PVR” model and aging reports to estimate collection rates in arriving at the estimated net realizable value for accounts receivable. The PVR model reflected gross charges and cash collections attributable to each month. Because the receipt of cash collections typically trailed the timing of initial charges, we would compare revenue from the PVR model recorded 60 days earlier to the current cash collection month in an effort to better match charges to collections. We would also

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

average this calculation over a six-month period to arrive at an estimated collection rate for the current period (i.e., we would compare six months of collections to six months of revenue, with the revenue on a 60-day lag).

In the summer of 2004, we began the development of a retrospective model to replace the PVR model. This development involved our collaboration with our revenue cycle IT vendor to (1) convert our major subsidiaries to a single common billing system platform and (2) develop a program that matched cash collections to the original gross charges recorded in our billing system. We worked with our vendor and continued our implementation process throughout the third and fourth quarters of 2004. We disclosed in our September 30, 2004 Form 10-Q on page 31, the following: “In the fourth quarter of 2004, we expect to finalize a retrospective collection analysis of accounts receivable” (see the Revenue Recognition, Contractual Allowances and Allowances for Doubtful Accounts paragraph under the Critical Accounting Policies section on page 31 of our September 30, 2004 Form 10-Q).

Management completed the final review of the retrospective model and the results generated by this model subsequent to December 31, 2004, but prior to the finalization of our 2004 consolidated financial statements. This review involved the preparation of a retrospective report for each of our major subsidiaries. We believe the retrospective methodology provides greater objective evidence with which to estimate the collectability of accounts receivable because it allows us to match cash collections to gross charges by month of service over at least an 18-month period and consequently develop collection percentages and collection trends that are substantially complete. In other words, the retrospective analysis allows us a better method to track the run out of cash on a population of charges over an extended period of time. Moreover, the retrospective analysis also allows us to better estimate how much we have left to collect on a receivable balance at any point in time and consequently assess the likelihood of collecting the remaining balance given established collection trends.

The $9.1 million charge was appropriate in the fourth quarter of 2004 because the Company could not reasonably determine what periods the charge related to. The retrospective analysis, while providing us with a more accurate picture of the Company’s current collection rates and accounts receivable, does not provide the necessary data to determine the correct collection rates for periods prior to 2003. We cannot compare the Company’s historical collection rates before 2003 with those as determined by the retrospective analysis due to the Company’s legacy billing systems and accounting records. A comparison of the collection rates as determined by the retrospective analysis and the Company’s historical rates in 2003 and 2004 shows that none of the $9.1 million charge relates to periods in those years. Because we cannot reasonably determine when the $9.1 million charge accrued (other than determining that the charge accrued sometime prior to 2003), we recorded the adjustment in the fourth quarter of 2004, which was the closest period to when the charge was discovered.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

Supplemental Comment:

Ms. Ino requested more information on why the $9.1 million charge was a charge to contractual adjustments (reducing service fee revenue) and not a provision for doubtful accounts.

Supplemental Response:

The $9.1 million charge resulted from a new retrospective analysis that was completed in connection with the December 2004 year-end closing process. This analysis represented a change to our methodology for estimating the amount of net realizable revenues and net realizable receivables (after contractual adjustments and allowances for bad debt). On the other hand, the provision for doubtful accounts is based on historical write-offs, which did not significantly change during this time period. Thus, based on an comparison of the results of these two methodologies – the retrospective analysis and the historical write-off experience — we concluded that the $9.1 million charge was not due to any increase in bad debt, but was properly attributed to contractual adjustments.

3.	Initial Comment:

Please provide to us a discussion of the following items in a format that represents potential disclosure to be added in these areas in future Forms 10-K or identify for us in your current disclosure how these items are addressed:

Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Initial Response:

The table below reflects our consolidated gross accounts receivable (before any reduction for contractual allowances) aging report, which is used to review accounts receivable aging patterns.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

Payor	Total	0-30 Days	31-60 Days	61-90 Days	91-120 Days	121-150 Days	151-180 Days	>180 Days
Medicare	20,136,246	9,094,149	4,665,621	1,343,859	916,123	617,563	422,285	3,076,646
Medicaid	5,922,365	1,277,235	1,250,995	869,931	605,174	368,395	296,823	1,253,812
Indemnity	3,735,177	1,147,880	941,452	455,350	321,571	171,592	114,906	582,426
Managed Care	40,285,983	17,466,945	8,995,201	3,112,589	2,135,424	1,264,522	841,583	6,469,719
Self Pay	13,709,030	1,381,837	2,366,044	2,335,793	2,113,913	1,649,004	1,334,750	2,527,689
Workers Comp	5,748,873	867,713	1,154,760	954,974	599,322	327,022	230,233	1,614,849
Other	3,803,494	784,599	419,768	595,901	400,306	265,684	107,821	1,229,415

TOTAL by PAYOR	93,341,168	32,020,358	19,793,841	9,668,397	7,091,833	4,663,782	3,348,401	16,754,556
Other subsidiary (1)	5,329,085	2,280,687	634,868	417,345	485,697	283,745	177,399	1,049,344

	98,670,253	34,301,045	20,428,709	10,085,742	7,577,530	4,947,527	3,525,800	17,803,900

(1)	Aging by payor is not available

Supplemental Comment:

Ms. Ino requested a reconciliation of gross accounts receivable to accounts receivable, net of allowances.

Supplemental Response:

The reconciliation is as follows:

(In thousands)
Gross accounts receivable per aging	$98,670
Accrued gross charges (1)	12,413
Allowance for contractual adjustments	(58,901)
Allowance for doubtful accounts	(8,028)
Other	(43)

Net accounts receivable	$44,197

(1)	Procedures have been completed but charges have not been entered into the billing system.

4.	Initial Comment:

Disclose the timing of the “system driven” charges that result after the “communication cycle is completed and the receivable remains uncollected.”

Initial Response:

We will disclose the following in future Form 10-K filings:

“Once the communication cycle is complete, respective patient charges are placed in a file in our billing system generally during the third week of every month. These charges are subject to review by our Reimbursement Operations department based on a nonstatistical sample pulled manually. At month end, following this review, Reimbursement Operations

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

authorizes this file of charges to be written off in the billing system and correspondingly sends the accounts to a collection agency.”

Supplemental Comment:

Ms. Ino asked what the “communication cycle” is.

Supplemental Response:

The “communication cycle” is a series of billing statements and letters requesting payment. The statements and letters are normally sent to patients who are without health insurance or who owe us a co-payment or deductible after insurance has been paid. The letters are sent for up to 110 days and increase in intensity and urgency as the receivable becomes more delinquent. If the receivable remains uncollected after this 110-day period, the communication cycle is complete and the receivable is written off in our patient accounting system and referred to a collection agency.

5.	Initial Comment:

Financial Statements

Note 3. Goodwill and Intangible Assets, page 48

Please clarify for us what the “Equipment financing right” represents. Include how this right that is apparently to finance equipment with Radiologix represents an asset.

Initial Comment:

Prior to our definitive agreement to purchase diagnostic imaging equipment and an exclusive equipment financing right at our Ide Imaging Partners, Inc. subsidiary, we paid rent to the seller for the use of this equipment based a “per click” or volume (usage) based methodology. Accordingly, every time a diagnostic procedure was performed, we were required to pay a designated “usage” payment. Because this form of payment was expensive, we purchased the rights to the equipment and the corresponding financing mechanism for $15.5 million, of which $1.6 million was attributed to the fair value of the purchased equipment, and $13.9 million was attributed to the seller relinquishing the right to receive these usage-based payments.

Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.” Concepts No. 6 also discusses the three essential characteristics of an asset as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

(a)	it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows;

(b)	a particular entity can obtain the benefit and control others’ access to it; and

(c)	the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred.

FASB Statement No. 141, Business Combinations, paragraph 39 provides that, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights.” FASB No. 141 Appendix A, paragraph A23, states that “Contract-based intangible assets represent the value of rights that arise from contractual arrangements.” Pursuant to an arms-length transaction we:

(a)	acquired and control the formerly leased assets;

(b)	purchased the financing mechanism rights; and

(c)	are realizing long-term benefits from the substantial reduction in lease costs as a result of (a) and (b) above.

We believe that establishing an intangible asset and amortizing it over the estimated life that the Company benefits from the asset (versus expensing this amount on the date of the agreement) is the appropriate accounting treatment based on the provisions of Concepts No. 6 and FASB No. 141.

Supplemental Comment:

Ms. Ino requested more information concerning the accounting treatment of the “Equipment financing right”.

Supplemental Response:

The equipment financing right was originally sold by the Ide Group ,P.C. (“Ide”) in 1990 to MICA Imaging, Inc., a predecessor of PresGar Companies, LLC ( the “MICA Transaction”). Pursuant to the MICA Transaction, PresGar paid Ide $6.7 million, allocated as follows:

Equipment	$700,000
Equipment Financing Right	$6,003,296
(described in the MICA Transaction as “Covenants of Partners and Partnership and MICA Imaging’s Right of First Refusal”)

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

The fact that there was a purchase price allocated to the equipment financing right is consistent with our position that this right is an asset that could be (and, in fact, was) bought and sold, between unrelated third parties. The asset had appreciated considerably since 1990 due to the increased volume of procedures involving the equipment subject to the equipment financing right.

Ide was a non-affiliated radiology practice that entered into a Management Services Agreement (“MSA”) with the Company in 1997. As a condition of entering into the MSA, the Company assumed the obligation under the equipment financing right that Ide had sold to PresGar in 1990. The consideration paid by the Company to enter into the MSA with Ide was reduced by the fact that the Company assumed Ide’s obligation.

The Company, since the inception of the MSA, had tried to purchase the equipment financing right, but it only became economical to do so in 2004. Thus the amount paid for the equipment financing right is directly associated with the consideration paid when the Company entered into the MSA in 1997 and should therefore be capitalized as an intangible asset, amortized over the remaining life of the MSA, as that is the period over which the benefit be will be realized.

6.	Initial Comment:

Other Matters, page 55

We recognize that you are unable to quantify the potential impact of this matter on your operations. Please provide to us a description of the potential impact that this matter may have such as fines including how such fines would be determined, i.e. based on revenues from those locations.

Initial Response:

An initial self-disclosure letter was submitted on August 3, 2003 to the U.S. Department of Health & Human Services’ Office of the Inspector General (“OIG”) raising potential concerns relating to seven sublease arrangements with physician landlords at one of our subsidiaries – Mid Rockland Imaging Partners, Inc. – in New York State. Our disclosure encompassed potential claims under the federal anti-kickback statute (42 USC Section 1320a-7b(b)) and the federal false claims act related to potential violations of the federal physician self-referral statute (42 USC Section 1395nn — commonly referred to as the “Stark Law”). We subsequently engaged an independent, third-party consultant and outside counsel to conduct a thorough investigation and review of these lease arrangements. We submitted our supplemental findings to the OIG in September 2004 and, to date, have received no response. The investigation revealed that only four leases appear to have been above fair market value. Most importantly, the investigation found no evidence that the lease terms were intended to induce referrals in violation of the federal healthcare program anti-kickback statute or otherwise violated any state or federal law.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

We believe the following facts are most relevant in trying to quantify the potential impact that this matter may have:

a.	A total of only seven sublease arrangements in the smaller of our two New York subsidiaries are the subject of this matter. The Company, through all of its subsidiaries and joint ventures, currently owns and operates imaging equipment at 73 different locations, with imaging centers located in eight states.

b.	The gross revenues generated by the seven subleases represented only .0142% of the Company’s total gross revenues in fiscal 2004. Federal healthcare program reimbursement from operations generated by the seven subleases was $48,608, or only .0135% of the Company’s total reimbursements in fiscal 2004.

c.	Corrective action has been taken with respect to all of the leases. Only two of the leases are still in place – the five others were either terminated or expired. Only four of the seven subleases appear to have been above fair market value. Two of the four were only slightly above fair market value. The remaining two arrangements, which appear to be the furthest from fair market value, generated the least federal healthcare program reimbursement, only $24,300, from December 1997 through 2003. These two arrangements are among the five terminated or expired leases.

Each offense under the federal healthcare program anti-kickback statute is punishable by a fine of up to $25,000 and five years imprisonment. Violators are also subject to exclusion from participating in federal healthcare programs and civil penalties for each violation up to $50,000, plus three times the amount of the federal healthcare remuneration in question.

Each offense under the federal physician self-referral statute is punishable by civil penalties for each violation up to $15,000 and up to $100,000 for attempting to circumvent the self-referral statute. Violators are also subject to exclusion from participating in Medicare and state healthcare programs, including Medicaid. Payment for services by these programs can be denied and violators can be required to refund payments received from these programs.

Based upon all of the evidence and the professional advice of independent advisors, the opinion of our management is that the Company is unable at this time to quantify any impact of an enforcement action other than stating that such action is unlikely to be material to the presentation of the Company’s financial statements.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

Supplemental Comment:

Ms. Ino asked why this disclosure is needed if it is deemed not to be material.

Supplemental Response:

Since this matter was initially disclosed in the Company’s Form 10-Q for the second quarter of 2003, additional facts have been discovered that lead management to believe that that any federal enforcement action is unlikely to be material to the presentation of the Company’s financial statements. We will remove the disclosure from subsequent filings, although we will continue to include a disclosure on litigation risks in the “Commitments and Contingencies” footnote.

7.	Initial Comment:

Note 15. Gain on Sale of Operations, page 58 [sic]

Please explain to us why you chose not to classify the disposal of this business as discontinued operations. Also clarify for us why it appears that some of the operations related to Questar are classified as discontinued while others are not.

Initial Response:

The disposition of the San Antonio, Texas (M&S Imaging Partners, Inc.) assets was due to the termination of a contractual arrangement that was negotiated as part of a settlement of a litigation dispute between the Company, M&S Imaging Associates, P.A. and each of its physician members/stockholders. The provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, are not applicable to contractual relationships and as such, discontinued operations treatment was not appropriate with respect to this asset.

In connection with our Questar operations, we have multiple centers in multiple locations. Each center is owned by a separate legal entity and operated at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities (SFAS No. 144, paragraph 10). We placed into discontinued operations all but six of these Questar centers by December 31, 2004 (see the table on page 17 of our MD&A in our December 31, 2004 Form 10-K). We elected to operate the remaining six centers as continuing operations as noted on page 27 of our December 31, 2004 Form 10-K, in which we state “As of December 31, 2004, we plan to operate these six Questar centers for the next few years, as long as they are profitable; however, we do not plan to invest in new equipment for these six centers.”

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

Supplemental Comment:

Ms. Ino asked for more information why the disposition of the San Antonio assets (M&S Imaging Partners, Inc. (“M&S”)) was not classified as discontinued operations.

Supplemental Response:

The disposition of the San Antonio assets was not classified as discontinued operations because the revenue and earnings from these operations were from a management agreement and not from assets that the Company controlled. As disclosed in the Company’s 2004 Form 10-K (Note 2, Summary of Significant Accounting Policies, p. 47), under the Financial Accounting Standards Board’s Emerging Issues Task Force abstract, Issue 97-2, “Applications of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Arrangement,” the Company did not have a “controlling financial interest” in the M&S radiology practice. Thus, the Company did not consolidate the M&S radiology practice financial results in the Company’s results. Likewise, when the management agreement ended to manage the M&S radiology practice, the resulting disposition of the San Antonio assets was not classified as discontinued operations.

After consultation with the Company’s independent auditors, the Company determined that because the transaction involved a termination of a contractual relationship, the gain and the historical financial results should not be recorded as discontinued operations.

Moreover, the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” are not applicable to contractual relationships such as the management agreement with the M&S radiology practice and as such, discontinued operations treatment was not appropriate with respect to this asset.

* * * *

Radiologix further advises the staff that:

•	Radiologix is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Radiologix may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please feel free to contact me at (214) 303-2717.

Respectfully submitted,

Michael N. Murdock

cc:	Keira Ino, Staff Accountant

Jim Atkinson, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

November 1, 2005

bcc:	Radiologix, Inc. Audit Committee

Sami S. Abbasi

Michael L. Silhol

Ernst & Young